July 22, 2011

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services

Re:	Landmark Energy Enterprise, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed February 11, 2011
Correspondence Submitted May 31, 2011
File No. 000-54153

Form 10-K for the Fiscal Year Ended October 31, 2010

Cover Page

1.  Please revise to correct your telephone number on future and any amended SEC filings.

Response:  Our future and any amended SEC filings will reflect our correct telephone number which is 443-956-2392.

Item 9A. Controls and Procedures, page 15

2.
We note your response to comment one in our letter dated May 13, 2011 and reissue this comment in part.  We note from your proposed disclosure that management mistakenly failed to include management’s annual report on internal control over financial reporting (ICFR) in your Form 10-K.  However, you have not addressed how this mistake affected your conclusion regarding the effectiveness of disclosure controls and procedures (DC&P).  We also note from your proposed disclosure that you have identified material weakness in your ICFR as of October 31, 2010.   You should also consider the impact of this material weakness on your conclusion regarding DC&P.  As previously requested tell us why your disclosure controls failed to detect this material omission after the fact and why, in the face of this omission, you continue to believe that DC&P are effective. Alternatively, revise the Form 10-K and subsequent Form 10-Q to disclose that DC&P were not effective.  Please ensure that you included updated certifications that refer to your amended Form 10-K and Form 10-Q/A as appropriate.

Response:

Before we filed the Form 10-K for year ended October 31, 2010, we have actually performed and completed the report on internal control over financial reporting. However, we mistakenly failed to include the report in the filed Form 10-K for year ended October 31, 2010. It is the management’s mistake. This mistake indicated that our internal control over financial reporting was not effective as of October 31, 2010 because an effective internal control would have detected the omission of such material information. Due to this fact, we have concluded and will state in our amended Form 10-K for year ended October 31, 2010 that as of October 31, 2010, the Company’s internal control over financial reporting was not effective.   In light of this material weakness, the Company’s disclosure controls and procedures were not effective.

ITEM 9A. CONTROLS AND PROCEDURES.

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of October 31, 2010.  This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer.  The evaluation failed to disclose that management mistakenly failed to include management’s annual report on internal control over financial reporting. Based upon this omission, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2010, our disclosure controls and procedures were not effective.

Based on the above conclusions and assessment, we will amend the Form 10-K for year ended October 31, 2010 and include the following report in Item 9A and will state in the amended Form 10-K that :

ITEM 9A. CONTROLS AND PROCEDURES.

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of October 31, 2010.  This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer.  The evaluation failed to disclose that management mistakenly failed to include management’s annual report on internal control over financial reporting. Based upon this omission, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2010, our disclosure controls and procedures were not effective.

3.
In addition, you have indicated that you intend to file an amended Form 10-Q for the quarter ended January 31, 2011 to conclude that your ICFR was not effective as of January 31, 2011. Please note that Item 308(a) of Regulation S-K disclosure regarding ICFR is an annual disclosure and is not required in a Form 10-Q. We refer you to Items 307 and 308(c) of Regulation S-K.

Response:

We will not include an ICFR disclosure in our amended Form 10-Q.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Landmark Energy Enterprise Inc (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance. We will file the amended Form 10-K immediately when Staff accepts our responses to all comments and has no further comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact us via phone: 410-296-2467, also with copy to our legal counsel’s office at Bernard & Yam, LLP, Attn: Man Yam, Esq., 401 Broadway Suite 1708, New York, NY 10013, phone: 212-219-7783, facsimile: 212-219-3604.

Truly yours

   /s/ Yidian Dong
_________________________
        Yidian Dong

Chief Executive Officer
Chief Financial Officer

Landmark Energy Enterprise Inc